UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 3 (Final Amendment)

**RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934**

THE ARISTOTLE CORPORATION
(Name of the Issuer)

**GENEVE CORPORATION
NASCO HOLDINGS, INC.
SIC SECURITIES CORP.
EDWARD NETTER**
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

Series I Preferred Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

040448201
(CUSIP Number of Common Stock)

040448300
(CUSIP Number of Series I Preferred Stock)

**H. William Smith, Esq.
Geneve Corporation
96 Cummings Point Road
Stamford, Connecticut 06902
(203) 358-8000**
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:
**Abbe Dienstag, Esq.
Zoe Leibowitz, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9280**

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

[ ] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] b. The filing of a registration statement under the Securities Act of 1933.
[ ] c. A tender offer.
[X] d. None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if this is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,415,558	$915.99

---

* Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the purchase of 1,682,904 shares of Common Stock, par value $0.01 per share, and 1,022,798 shares of Series I Preferred Stock, par value $0.01 per share, of The Aristotle Corporation at $5.50 per share and $7.00 per share, respectively.

[x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $915.99

Form or Registration No.: Schedule 13E-3

Filing Party: LRTA, Inc., Geneve Corporation, Nasco Holdings, Inc., SIC Securities Corp. and Edward Netter

Date Filed: August 24, 2009, October 5, 2009, October 23, 2009

TABLE OF CONTENTS

i

EXPLANATORY NOTE

This Amendment No. 3 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") formerly filed by LRTA, Inc., a Delaware corporation ("Acquisition Co."), Nasco Holdings, Inc., a Wisconsin corporation ("Nasco Holdings"), SIC Securities Corp., a Delaware corporation ("SIC Securities"), Geneve Corporation, a Delaware corporation ("Geneve," and together with Nasco Holdings and SIC Securities, collectively, the "Geneve Entities"), and Edward Netter ("EN"), the controlling stockholder of Geneve and, since Geneve is the controlling stockholder of Nasco Holdings and SIC Securities, the indirect beneficial owner of the outstanding shares of Common Stock, par value $0.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation ("Aristotle"), and Series I Preferred Stock, par value $0.01 per share ("Series I Preferred Stock"), of Aristotle held by the Geneve Entities, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Schedule 13E-3 is being filed in connection with a short-form merger (the "Merger") of Acquisition Co. with and into Aristotle pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL"). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13e-3, as amended to-date.

The Merger of Acquisition Co. with and into Aristotle pursuant to Section 253 of the DGCL became effective at 8:00 a.m. EST on November 18, 2009 (the "Effective Time"). Aristotle is the corporation surviving the Merger, and as a result of the Merger, the Geneve Entities now own 100% of the capital stock of Aristotle.

Pursuant to the terms of the Merger, (i) each share of Common Stock (A) not owned by Acquisition Co. and (B) as to which appraisal rights have not been perfected, held immediately prior to the Effective Time now represents only the right to receive $5.50 per share in cash, without interest (the "Common Stock Merger Price"); and (ii) each share of Series I Preferred Stock (A) not owned by Geneve and (B) as to which appraisal rights have not been perfected, held immediately prior to the Effective Time now represents only the right to receive $7.00 per share in cash, without interest, plus accrued and unpaid dividends to the Effective Time of $.0875 per share.

In connection with the Merger, outstanding stock options not exercised prior to the Effective Time were cancelled and exchanged into the right to receive the Common Stock Merger Price, less the option exercise price (and any applicable withholding taxes).

Item 16. Exhibits

Exhibit Number	Description
(a)	Delaware General Corporation Law – Section 262 – Appraisal Rights*
(b)	Contribution Agreement*
(c)	Form of Notice of Merger*
(d)	Form of Notice of Availability of Appraisal Rights*
(e)	Form of Notice of Consummation of Merger of LRTA, Inc. with and into The Aristotle Corporation

* previously filed

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in Amendment No. 3 to this Statement is true, complete and correct.

Dated: November 18, 2009

GENEVE CORPORATION

By: */s/ Steven B. Lapin*
Name: Steven B. Lapin
Title: President

NASCO HOLDINGS, INC.

By: */s/ Steven B. Lapin*
Name: Steven B. Lapin
Title: President

SIC SECURITIES CORP.

By: */s/ Steven B. Lapin*
Name: Steven B. Lapin
Title: Vice President

/s/ Edward Netter
Edward Netter

SIGNATURE PAGE TO SCHEDULE 13E-3